SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A2 (Amendment No. 2)
Under the Securities Exchange Act of 1934

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 5p par value

(Title of Class of Securities)

02311107

(CUSIP Number)

David J. Doyle
Amarin Investment Holding Limited
Clarendon House, 2 Church Street
Hamilton, HM11 Bermuda
1 441 295 1422

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02311107
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Amarin Investment Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares	(7)	SOLE VOTING POWER 10,196,038
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 10,196,038
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,196,038 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1% (based on 77,548,908 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 9,101,979 Ordinary Shares in the form of American Depositary Shares, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below) and 594,059 Ordinary Shares, in each case held by the Reporting Parties (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 02311107
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas G. Lynch
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUND PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares	(7)	SOLE VOTING POWER 10,196,038
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 10,196,038
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,196,038 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1% (based on 77,548,908 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 9,101,979 Ordinary Shares in the form of American Depositary Shares, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below) and 594,059 Ordinary Shares, in each case held by the Reporting Parties).

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Security and Issuer: This Amendment No.2 by Amarin Investment Holding Limited (“AIHL”) and Thomas G. Lynch (collectively, the “Reporting Parties”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on November 10, 2004 as amended by Amendment No. 1 filed with the SEC on June 8, 2005 (collectively, the “Schedule 13D”) relating to the ordinary share (the “Ordinary Shares”), 5p par value, of Amarin Corporation plc (the “Issuer”). The principal offices of the Issuer are located at 7 Curzon Street, London, United Kingdom W1J 5HG.

The Ordinary Shares are traded on the Nasdaq Capital Market (“Nasdaq”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts. Each ADS represents one Ordinary Share.

Item 2.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On October 6, 2004, in a privately negotiated transaction pursuant to an agreement dated September 30, 2004, AIHL purchased 4,653,819 ADSs from Elan Corp plc and its affiliates, together with warrants to purchase 500,000 Ordinary Shares at $1.90 per Ordinary Share with an exercise period from May 31, 2005 through February 25, 2009 (the “2004 Warrants”) and $5 million in aggregate principal amount of secured loan notes (the “Loan Notes”) issued by the Issuer, for an aggregate consideration of $6,500,000. The source of these funds was working capital of AIHL, which working capital was obtained through equity investment by its sole shareholder, Thomas G. Lynch, from his personal funds.

On October 7, 2004, AIHL converted $3 million in principal amount of Loan Notes into 2,717,391 Ordinary Shares which were subsequently exchanged for ADSs.

On May 24, 2005, in a registered direct offering pursuant to a subscription agreement dated May 14th, 2005 (the “May Agreement”), AIHL purchased 1,730,769 ADSs from the Issuer. The source of these funds was $250,000 from a combination of existing working capital of AIHL and a capital contribution by its sole shareholder, Thomas G. Lynch, and $2 million in proceeds received by AIHL from redemption by the Issuer of $2 million in principal amount of Loan Notes.

On December 21 2005, in a private placement pursuant to a securities purchase agreement dated December 16, 2005 (the “December Agreement”), AIHL purchased 594,059 Ordinary Shares and 207,921 warrants, each warrant exercisable for one Ordinary Share with an exercise period commencing on June 19, 2006 (the “2005 Warrants”), for an aggregate purchase price of $599,999.59. The source of these funds was a capital contribution by its sole shareholder, Thomas G. Lynch.

Item 3.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

None of the Reporting Parties, nor any other person named in Item 2(c) of the Schedule 13D, has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 4.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Amarin Investment Holding Limited:

(a) Amount Beneficially Owned: 10,196,038 Ordinary Shares representing 13.1% of the Ordinary Shares (based on 77,548,908 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 9,101,979 Ordinary Shares in the form of ADSs, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants and 594,059 Ordinary Shres, in each case held by the Reporting Parties).

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,196,038

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 10,196,038

(iv) shared power to dispose or to direct the disposition: 0

Thomas G. Lynch:

(a) Amount Beneficially Owned: 10,196,039 Ordinary Shares representing 13.1% of the Ordinary Shares (based on 77,548,908 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 9,101,979 Ordinary Shares in the form of ADSs, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants and 594,059 Ordinary Shares, in each case held by the Reporting Parties).

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,196,038

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 10,196,038

(iv) shared power to dispose or to direct the disposition: 0

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by any of the Reporting Parties except for the acquisition of beneficial ownership being reported on this Schedule 13D.

(d) AIHL has the right to receive all dividends on the Ordinary Shares.

(e) Not applicable.

Item 5.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Under the terms of the May Agreement entered into between the Issuer and AIHL, AIHL will be entitled to purchase additional equity if the Issuer fails to raise gross proceeds of at least $7.22 million by March 15, 2006 from the licensing or partnering of its intellectual property or proprietary information, the issuance of Ordinary Shares at a price per share of at least $2.50, and/or the exercise of outstanding warrants. Should the Issuer fail to raise such amount in the specified manner, AIHL will have the right (pro rata to the level of AIHL's investment in the offering i.e. approximately 12.6%), exercisable at any time between March 15, 2006 and March 31, 2006, to make an equity investment in the Issuer in an aggregate amount of up to $7.22 million less any amounts actually raised in the specified manner, at a price per Ordinary Share equal to the lesser of $1.75 or 84% of the volume weighted average of closing prices of the ADSs on Nasdaq over the thirty trading days ending on March 15, 2006. In connection with the December 2005 transaction, Thomas G. Lynch on behalf of AIHL agreed that, nothwithstanding anything to the contrary set forth in the May Agreement, to the extent that AIHL becomes entitled, and elects, to purchase Ordinary Shares pursuant to the future investment right granted in the May Agreement, AIHL will purchase such shares for a purchase price of not less than $1.00 per Ordinary Share.

Under the terms of the December Agreement entered into between the Issuer and AIHL, the Issuer has agreed to file a registration statement covering the resale of the ADSs purchased by AIHL on December 21, 2005 and the Ordinary Shares to be issued upon exercise of the 2005 Warrants. In the event that the registration statement has not been filed by February 3, 2006, has not been declared effective by the SEC by April 5, 2006 or, subject to certain exceptions, such registration statement is suspended or ceases to remain continuously effective, for a specified period, the Issuer is required to pay to AIHL penalty payments up to a maximum amount of 10% of the amount paid by AIHL to the Issuer on December 21, 2005. In addition, the Issuer is required to indemnify AIHL to the Issuer for material misstatements or omissions in such registration statement.

Item 6.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

1. Form of Securities Purchase Agreement dated as of December 16, 2005.1

1  Incorporated by reference to the Issuer’s Form 6-K furnished on December 28, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Amarin Investment Holding Limited is true, complete and correct.

Date: January 17, 2006

AMARIN INVESTMENT HOLDING LIMITED

By:   /s/ DJ Doyle
Name:  DJ Doyle
            Title:   Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Thomas G. Lynch is true, complete and correct.

Date: January 17, 2006

THOMAS G. LYNCH

By:  /s/ Thomas G. Lynch

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

1. Form of Securities Purchase Agreement dated as of December 16, 2005.2

2 Incorporated by reference to the Issuer’s Form 6-K furnished on December 28, 2005.